Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the WPX Energy, Inc. 2011 Incentive Plan and WPX Energy, Inc. 2011 Employee Stock Purchase Plan of our report dated April 29, 2011, except as it relates to the matter discussed in the first paragraph of Basis of Presentation—Discontinued Operations as set forth in Note 1, and the matter discussed in Note 2, as to which the date is June 21, 2011, and except as it relates to the matter discussed in the second paragraph of Description of Business as set forth in Note 1, as to which the date is July 18, 2011, with respect to the combined financial statements and schedule of WPX Energy included in its Registration Statement on Form 10-12B Amendment No. 2 (Registration No. 001-35322) filed with the Securities and Exchange Commission on December 1, 2011.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

December 8, 2011